Exhibit (a)(1)(ix)
     This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated April 27, 2006, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer will not be made to (and tenders will not be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Erie Family Life Insurance Company
at
$32.00 Net Per Share in Cash
by
Erie Acquisition Inc.
which is wholly owned by
Erie Indemnity Company and
Erie Insurance Exchange
     Erie Acquisition Inc., a Pennsylvania corporation (the “Purchaser”), which is owned 21.6% by Erie Indemnity Company, a Pennsylvania corporation (“Erie Indemnity”), and 78.4% by Erie Insurance Exchange, a Pennsylvania reciprocal insurance exchange (the “Exchange”), hereby offers to purchase all 2,350,538 shares of common stock, par value $.40 per share (the “Shares”), of Erie Family Life Insurance Company, a Pennsylvania corporation (“EFL”), owned by shareholders other than Erie Indemnity and the Exchange at a price of $32.00 per share in cash, without interest, on the terms, and subject to the conditions, specified in the Offer to Purchase, dated April 27, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (which terms and conditions, as amended or supplemented, collectively constitute the “Offer”). Tendering shareholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. The Purchaser will pay all fees and expenses of American Stock Transfer & Trust Company (the “Depositary”) and Georgeson Shareholder Communications Inc. (the “Information Agent”). Following the Offer, the Purchaser intends to effect the Merger (as defined herein).
     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON WEDNESDAY, MAY 24, 2006, UNLESS THE OFFER IS EXTENDED.
     The Offer is conditioned on, among other things, the tender of a majority of the shares of EFL common stock owned by EFL shareholders other than shares owned by Erie Indemnity, the Exchange, the executive officers and directors of Erie Indemnity and the Erie Insurance Group Pension Plan for Employees. Erie Indemnity and the Exchange currently own 21.6% and 53.5%, respectively, of the outstanding common stock of EFL. The tender offer is also subject to certain other conditions described in Section 11, “The Offer — Certain Conditions of the Offer” in the Offer to Purchase. The tender offer is not conditioned on Erie Indemnity or the Exchange obtaining any financing. The Exchange has available and will contribute to the Purchaser all of the cash necessary to fund the Purchaser’s purchase of all of the outstanding EFL shares not owned by Erie Indemnity or the Exchange.
     If the Offer is successful, Erie Indemnity and the Exchange will transfer the shares of EFL common stock they own to the Purchaser, which will result in the Purchaser owning more than 80% of the outstanding shares of EFL common stock and permit the Purchaser to consummate a merger with EFL (the “Merger”) without a vote of, or prior notice to, EFL’s shareholders or EFL’s board of directors. As a result of the Offer and the Merger, all of the capital stock of EFL would be owned by Erie Indemnity and the Exchange and EFL common stock would no longer trade. In the Merger, each outstanding Share, other than Shares held by EFL shareholders who dissent from the Merger and who perfect their appraisal rights under the Pennsylvania Business Corporation Law of 1988, will be converted into the right to receive the same $32.00 per share cash consideration that was paid in the Offer, without interest. See Section 9, “The Offer — Merger; Appraisal Rights; Rule 13e-3” in the Offer to Purchase.
     All of the directors and executive officers of EFL are also directors and executive officers of Erie Indemnity. The Offer is being made without the prior approval of the EFL board of directors.

     Upon the terms and subject to the conditions set forth in the Offer, including the terms and conditions set forth in Section 11, “The Offer — Certain Conditions of the Offer” in the Offer to Purchase and, if the Offer is extended or amended, the terms and conditions of such extension or amendment (the “Offer Conditions”), the Purchaser will accept for payment, and will pay for, Shares validly tendered on or prior to the Expiration Date (as defined herein) and not withdrawn as permitted by Section 4, “The Offer — Rights of Withdrawal” in the Offer to Purchase. The term “Expiration Date” means 11:59 p.m., New York City time, on Wednesday, May 24, 2006, unless the Purchaser shall have extended the period for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire. The period until 11:59 p.m., New York City time, on Wednesday, May 24, 2006, as such period may be extended, is referred to as the “Offering Period.” Subject to applicable rules of the Securities and Exchange Commission (the “SEC”), the Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, or a confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), a properly completed and duly executed Letter of Transmittal, or facsimile thereof, and any other required documents.
     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to the tendering shareholders. Under no circumstances will interest on the purchase price for the tendered Shares be paid, regardless of any delay in making such payment.
     Subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offering Period by giving oral or written notice of such extension to the Depositary. During any such extension of the Offering Period, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder’s Shares. See Section 4, “The Offer — Rights of Withdrawal” in the Offer to Purchase. Subject to the applicable regulations of the SEC, the Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of or, regardless of whether such Shares were theretofore accepted for payment, payment for any tendered Shares, or to terminate or amend the Offer as to any Shares not then paid for, on the occurrence of any of the conditions specified in Section 11, “The Offer — Certain Conditions of the Offer” in the Offer to Purchase and (ii) to waive any waivable condition and to set forth or change any other term and condition of the Offer, by giving oral or written notice of such delay, termination, amendment, waiver or change to the Depositary and by making a public announcement thereof. If the Purchaser accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered during the Offering Period and not withdrawn, and, on the terms and subject to the conditions of the Offer, including but not limited to the Offer Conditions, it will promptly pay for all Shares so accepted for payment. The Purchaser confirms that its reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.
     Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the termination of the Offering Period and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after May 24, 2006.
     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number or amount of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry tender as set forth in Section 3, “The Offer — Procedure for Tendering Shares” in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tender for Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3, “The Offer — Procedure for Tendering Shares” in the Offer to Purchase at any time prior to the Expiration Date.
     If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain the tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in Section 4, “The Offer — Rights of Withdrawal” in the Offer to Purchase.
     Sales of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger will be taxable transactions for federal income tax purposes and may also be taxable under applicable state, local and other tax laws. For federal income tax purposes, a shareholder who is a United States person whose Shares are purchased pursuant to the Offer or who receives cash as a result of the Merger will realize gain or loss equal to the difference between the adjusted basis of the Shares sold or exchanged and the amount of cash received therefor. Such gain or loss will be capital gain or loss if the Shares are held as capital assets by the shareholder. Long-term capital gain of a non-corporate shareholder is generally subject to a maximum United States federal income tax rate of 15% in respect of property held for more than one year. The income tax discussion set forth above is included for general information only and may not be applicable to shareholders in special situations such as shareholders who are not United States persons. Shareholders should consult their own tax advisors with respect to the specific tax consequences to them of the Offer and the Merger, including the application and effect of federal, state, local, foreign or other tax laws.
     The information required to be disclosed by Rule 14d-6(d)(1) and Rule 13e-3(e)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
     EFL has provided the Purchaser with EFL’s shareholder list and security position listings for the purpose of disseminating the Offer to EFL shareholders. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished by the Purchaser to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
     The Offer to Purchase and the related Letter of Transmittal contain important information that should be read in their entirety before any decision is made with respect to the Offer.
     Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below and on the back cover of the Offer to Purchase. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee. The Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the Depositary and the Information Agent as described in the Offer to Purchase).
The Information Agent for the Offer is:
17 State Street, 10th Floor New York, New York 10004
Banks and Brokers Call: (212) 440-9800
All Others Call Toll Free: (800) 868-1362
April 27, 2006